SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ______)*
CS CHINA ACQUISITION CORP.
(Name of Issuer)
Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
G25783120
(CUSIP Number)
Chien Lee 4100 N.E. Second Avenue, Suite 318, Miami, Florida 33137 305-576-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 21, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*      The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G25783120	SCHEDULE 13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Chien Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,888,700[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,888,700[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,888,700[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 38.32%
14	TYPE OF REPORTING PERSON (see instructions) IN

1 Represents (i) 20,500 ordinary shares of the Issuer owned jointly by Mr. and Mrs. Lee, (ii) 621,000 ordinary shares of the Issuer owned by CS Capital USA, LLC, an affiliate of Mr. and Mrs. Lee and (ii) 3,247,200 ordinary shares of the Issuer issuable to CS Capital USA, LLC upon the exercise of warrants held by CS Capital USA, LLC that will become exerciseable upon consummation of a Business Combination defined under Item 3.

CUSIP No. G25783120	SCHEDULE 13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Sylvia Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,888,700[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,888,700[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,888,700[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 38.32%
14	TYPE OF REPORTING PERSON (see instructions) IN

2 Represents (i) 20,500 ordinary shares of the Issuer owned jointly by Mr. and Mrs. Lee, (ii) 621,000 ordinary shares of the Issuer owned by CS Capital USA, LLC, an affiliate of Mr. and Mrs. Lee and (ii) 3,247,200 ordinary shares of the Issuer issuable CS Capital USA, LLC upon the exercise of warrants held by CS Capital USA, LLC that will become exerciseable upon consummation of a Business Combination defined under Item 3.

CUSIP No. G25783120	SCHEDULE 13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CS Capital USA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,868,200[3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,868,200[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,868,200[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 38.12%
14	TYPE OF REPORTING PERSON (see instructions) OO

3 Represents (i) 621,000 ordinary shares of the Issuer owned by CS Capital USA, LLC and (ii) 3,247,200 ordinary shares of the Issuer issuable to CS Capital USA, LLC upon the exercise of warrants held by CS Capital USA, LLC that will become exerciseable upon consummation of a Business Combination defined under Item 3.

CUSIP No. G25783120	SCHEDULE 13D	Page 5 of 11 Pages

This Schedule 13D is filed by Chien Lee,  Sylvia Lee and CS Capital USA, LLC (“CS Capital”) with respect to ownership of the ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of CS China Acquisition Corp., a Cayman Islands exempted company (the “Issuer”).  Mr. and Mrs. Lee are husband and wife and CS Capital is an affiliate of both Mr. and Mrs. Lee.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 6,900,000 Ordinary Shares outstanding as of January 21, 2010.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Ordinary Shares of the Issuer.  The Issuer’s principal executive offices are located at Room 1708 Dominion Centre, 43-59 Queen’s Road East, Wanchai, Hong Kong.

Item 2.	Identity and Background.

The business address of each of Mr. and Mrs. Lee and CS Capital is 4100 N.E. Second Avenue, Suite 318, Miami, Florida 33137.  Mr. Lee is the Chairman of the Board of the Issuer Mr. and Mrs. Lee are Managing Members of CS Capital.  CS Capital is a private equity firm focused on diversified investments in China.

During the past five years, neither Mr. Lee, Mrs. Lee nor CS Capital has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, neither Mr. Lee, Mrs. Lee nor CS Capital has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Both Mr. and Mrs. Lee are citizens of the United States.  CS Capital is a Florida limited liability company.

Item 3.	Sources of Funds.

In September 2007, in connection with the Issuer’s formation, the Issuer issued 1,150,000 ordinary shares, for an aggregate of $25,000 or approximately $0.02 per share (“Initial Shares,” and the holders of such shares, the “Initial Holders”).  Mr. Lee and Mrs. Lee each purchased 517,000 of such Initial Shares.  Mr. and Mrs. Lee used their personal funds for such purchase.

In June 2008, Mr. Lee transferred 517,500 shares to CS Capital, an affiliate of Mr. and Mrs. Lee, and Sylvia Lee transferred 172,000 shares to Bill Haus, 146,625 to each of James R. Preissler and Peter Li and 51,750 shares to William B. Heyn, all at the same price they originally paid for such shares.

On August 11, 2008, the Issuer’s board of directors authorized a dividend of 0.2 shares for each outstanding ordinary share.  No funds were used for such acquisition.

CUSIP No. G25783120	SCHEDULE 13D	Page 6 of 11 Pages

On August 15, 2008, the Issuer closed its initial public offering (“IPO”) of 4,800,000 units, with each unit consisting of one ordinary share and two warrants, each to purchase one ordinary share at an exercise price of $5.00 per share.  On August 21, 2008, the Issuer closed on an additional 720,000 units that were subject to an over-allotment option.  The units from the IPO  (including the over-allotment option) were sold at an offering price of $6.00 per unit.

In connection with the consummation of the IPO and the sale of additional units pursuant to the underwriters’ overallotment option, the Issuer consummated the private sale of an aggregate of 3,608,000 warrants at $0.50 per warrant to certain of its founders and their affiliates (“Founders’ Warrants”) for an aggregate purchase price of $1,804,000.  CS Capital purchased 3,247,200 of such Founders’ Warrants.  The Founders’ Warrants are identical to the warrants underlying the units offered in the IPO except that if the Issuer calls the warrants for redemption, the Founders’ Warrants will be exercisable on a cashless basis so long as such warrants are held by the purchasers or their affiliates.  Pursuant to subscription agreements with the Issuer, the purchasers have agreed that the Founders’ Warrants will not be sold or transferred by them until after the Issuer consummates a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business (“Business Combination”).  CS Capital used its working capital for such purchase.

On January 19, 2010, the Issuer distributed its definitive proxy statement for an extraordinary general meeting of its shareholders to its shareholders of record as of January 13, 2010.  The meeting is being held to consider, among other things, a proposal to approve the Stock Purchase Agreement, dated as of October 6, 2009, as amended on November 10, 2009, December 9, 2009 and January 11, 2010 (the “Stock Purchase Agreement”), among the Issuer, Asia Gaming & Resort Limited (“AGRL”), and Spring Fortune Investment Ltd, the sole shareholder of AGRL, which, among other things, provides for the acquisition by CS China of all of the outstanding capital stock of AGRL.  The acquisition constitutes a Business Combination, as described above, and the warrants will become exercisable upon its consummation.  The Issuer intends to consummate this Business Combination with AGRL on or about February 2, 2010.

In the past 60 days, Mr. and Mrs. Lee have engaged in the following transactions for their joint account:

Date	No. of Shares Purchased	Price Per Share
January 21, 2010	500	$5.70
January 22, 2010	20,000	$5.80

Mr. and Mrs. Lee used their personal funds for such purchase.

Item 4.	Purpose of Transaction.

Mr. and Mrs. Lee and CS Capital acquired the Ordinary Shares described in this Schedule 13D for investment purposes.

CUSIP No. G25783120	SCHEDULE 13D	Page 7 of 11 Pages

Mr. Lee and Mrs. Lee and CS Capital may from time to time acquire additional securities for investment purposes, or dispose of securities, in the open market or in private transactions.  Mr. Lee and Mrs. Lee, through CS Capital, beneficially hold Founders’ Warrants to purchase 3,247,200 Ordinary Shares, which become exercisable upon the consummation of the Business Combination described in Item 3.

As the Chairman of the Board of the Issuer (a company organized for the purpose of acquiring consummating a Business Combination), Mr. Lee has reviewed and analyzed potential Business Combination transactions for the Issuer, including the Business Combination with AGRL.  As Chairman of the Board, Mr. Lee has recommended that the ordinary shareholders of the Issuer vote  “for” each of the proposals to be adopted at the extraordinary general meeting of the Issuer’s shareholders including the proposal to adopt the Stock Purchase Agreement and to consummate the Business Combination with AGRL.

In connection with the vote required for the Issuer’s Business Combination, the Initial Shareholders, including CS Capital, have agreed to vote their Initial Shares in accordance with the majority of the Ordinary Shares issued in the IPO.  This voting arrangement does not apply to Ordinary Shares included in units purchased in the Issuer’s IPO or purchased following this offering in the open market by any of the Issuer’s Initial Shareholders, officers and directors. Accordingly, they may vote these Ordinary Shares on a proposed Business Combination any way they choose.  Mr. and Mrs. Lee and CS Capital intend to vote all such Ordinary Shares in favor of the Business Combination with AGRL.

Both Mr. and Mrs. Lee have been nominated for election at the extraordinary general meeting to the Issuer’s board of directors effective upon consummation of the Business Combination.  After the consummation of the Business Combination, the Issuer will grant some form of compensation to Mr. and Mrs. Lee for their services as directors of the Issuer after the closing.  The exact amount and nature of this compensation will be determined by the board of directors after the closing and may consist of cash, stock or both.  It is not expected that the total amount will be material.

At the date of this Schedule 13D, Mr. and Mrs. Lee and CS Capital, except as set forth in this Schedule 13D, and consistent with Mr. Lee’s position as Chairman of the Board of the Issuer, have no plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

CUSIP No. G25783120	SCHEDULE 13D	Page 8 of 11 Pages

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

Mr. Lee and Mrs. Lee are the beneficial owners of 3,888,700 Ordinary Shares, representing 38.32% of the Issuer’s outstanding Ordinary Shares.  Mr. Lee and Mrs. Lee have shared voting and dispositive power over such Ordinary Shares.  The foregoing amount includes 3,247,200 Ordinary Shares issuable upon exercise of the Founders’ Warrants held by CS Capital that become exercisable upon the consummation of the Business Combination.

CS Capital is the beneficial owner of 3,868,200 Ordinary Shares, representing 38.12% of the Issuer’s outstanding Ordinary Shares.  CS Capital has shared voting and dispositive power over such Ordinary Shares.  The foregoing amount includes 3,247,200 Ordinary Shares issuable upon exercise of the Founders’ Warrants held by CS Capital that become exercisable upon the consummation of the Business Combination.

In the past 60 days, Mr. and Mrs. Lee effected the transactions described under Item 3 above, and such description is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

All of the Initial Shares, including those beneficially owned by Mr. and Mrs. Lee, have been placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until one year after the consummation of the Issuer’s Business Combination (the “Escrow Period”). The Initial Shares may be released from escrow earlier than this date if, within the first year after the Issuer consummates a Business Combination, the Issuer consummates a subsequent liquidation, share exchange or other similar transaction which results in all of the Issuer’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.  Additionally, if holders of more than 20% of the Ordinary Shares sold in the Issuer’s IPO vote against a proposed Business Combination and seek to exercise their redemption rights and such Business Combination is consummated, the Issuer’s initial shareholders have agreed to forfeit and return to the Issuer for cancellation a number of shares so that the initial shareholders will collectively own no more than 23.81% of the Issuer’s outstanding ordinary shares upon consummation of such Business Combination (without giving effect to any shares that may be issued in the Business Combination). During the escrow period, the holders of these shares will not be able to sell or transfer their securities except (i) to an entity’s members upon its liquidation, (ii) to relatives and trusts for estate planning purposes or (iii) by private sales made at or prior to the consummation of a Business Combination at prices no greater than the price at which the shares were originally purchased, in each case where the transferee agrees to the terms of the escrow agreement and to the terms of any insider letter. CS Capital is party to such an insider letter originally executed by Chien Lee and addressed to the Issuer and EarlyBirdCapital (“Insider Letter”) and assumed by CS Capital upon transfer of Mr. Lee’s shares to CS Capital.  The Initial Shareholders will retain all other rights as the Issuer’s shareholders, including, without limitation, the right to vote their Ordinary Shares and the right to receive cash dividends, if declared. If dividends are declared and payable in Ordinary Shares, such dividends will also be placed in escrow. If the Issuer is unable to effect a Business Combination and liquidate, none of the Issuer’s Initial Shareholders will receive any portion of the liquidation proceeds with respect to their Initial Shares.

CUSIP No. G25783120	SCHEDULE 13D	Page 9 of 11 Pages

In connection with the vote required for the Issuer’s Business Combination or the extended period the Initial Shareholders, including CS Capital, have agreed to vote their shares as described in Item 4.

Pursuant to the subscription agreement dated July 1, 2008 with the Issuer and EarlyBirdCapital, Inc., the Founders’ Warrants have the rights and restrictions described under Item 3 above, and such description is incorporated herein by reference.

The holders of the majority of the Initial Shares are entitled to make up to two demands that the Issuer registers these securities pursuant to a registration rights agreement dated August 11, 2008. The holders of the majority of the Initial Shares may elect to exercise these registration rights at any time commencing three months prior to the date that such shares are released from escrow. In addition, these shareholders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the date on which these ordinary shares are released from escrow. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

The holders of the majority of these Founders’ Warrants (or underlying shares) are entitled to demand that the Issuer register these securities pursuant to the registration rights agreement referred to above. The holders of the majority of these securities may elect to exercise these registration rights with respect to such securities at any time after the Issuer consummates a Business Combination.  In addition, these holders will have certain “piggyback” registration rights with respect to registration statements filed subsequent to such date. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Item 7.	Material to be filed as Exhibits.

1.	Form of Stock Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and the Initial Shareholders.*

CUSIP No. G25783120	SCHEDULE 13D	Page 10 of 11 Pages

2.	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Chien Lee.*

3.	Form of Subscription Agreement among the Registrant, EarlyBirdCapital, Inc., Graubard Miller and each of CS Capital USA, LLC, Bill Haus, James Preissler, Peter Li and William B. Heyn.*

4.	Form of Registration Rights Agreement among the Registrant and the Initial Shareholders.*

5.	Form of Registration Rights Agreement among the Registrant and the Initial Shareholders.*

6.	Joint Filing Agreement dated January 28, 2010, among Chien Lee, Sylvia Lee and CS Capital USA, LLC (filed herewith).

*	Incorporated by reference to the Registrant’s Form S-1 (Commission File No. 333-147294).

CUSIP No. G25783120	SCHEDULE 13D	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 28, 2010

/s/ Chien Lee
Chien Lee

/s/ Sylvia Lee
Sylvia Lee

CS Capital USA, LLC

By: /s/ Chien Lee
Chien Lee, Managing Member

JOINT FILING AGREEMENT

Agreement, dated as of January 28, 2010, among Chien Lee, Sylvia Lee and CS Capital USA, LLC (collectively, the “Parties”).

Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in the ordinary shares of CS China Acquisition Corp. beneficially owned and reported upon in the Schedule 13D of which this agreement is an exhibit (“Schedule 13D”) by each of the above-named Parties.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

/s/ Chien Lee
Chien Lee, Individually

/s/ Sylvia Lee
Sylvia Lee, Individually

CS Capital USA, LLC

By: /s/ Chien Lee
Chien Lee, Managing Member